Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

Benzinga Interview with AeroFarms
Friday, April 16, 2021, 1:00 PM Eastern

SPACs ATTACK PARTICIPANTS Chris Katje - SPACs Attack Mitch Hoch - SPACs Attack GUEST PARTICIPANT David Rosenberg - Co-founder and CEO, AeroFarms

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PRESENTATION

Mitch Hoch

Oh, the good, old-fashioned view. I thought you could hear me through my screen, but, no, you probably can’t. Let me mute there. But, there you go, guys. As you guys can see, a developing company here. So, Chris, let’s go ahead and bring on our guest.

Chris Katje

Yeah, a great video there, great insight into some of those farms. We’re going to dive into that today, so super excited. Joining us on SPACs Attack another exclusive interview. On today’s show, we have David Rosenberg. He’s the co-founder and CEO of AeroFarms, a vertical in-door farming company, going public with Spring Valley Acquisition. That’s ticker SV. Welcome to the show, David.

David Rosenberg

Yeah, great to be with you, Chris. Thanks.

Chris Katje

All right, let’s dive into some questions here. So, obviously we focus on SPACs here on SPACs Attack, so the biggest question we like to start with is why choose a SPAC to bring your company public, and was there consideration for a traditional IPO instead?

David Rosenberg

A few points there. First, it’s the right time for AeroFarms to go public. We are at a point where we’ve proven the unit economics, at least for leafy greens. And we’ve grown about 550 different varieties of plants. But, for leafy greens, we’ve proven the unit economics, and now we’re ready to scale. We’ve built a number of these farms, and we’re ready to take what we’ve learned and go forward.

And the capital is really wind in our sails. The capital markets are very efficient, especially in the U.S. The gap is on debt--senior debt. For earlier stage companies that need capital to really build projects--infrastructure projects--equity is often the capital facility to do so. So, we do have a fully funded plan that builds 16 farms--leafy green farms--in our pro forma rolling in and substituting debt around year 2023.

And in terms of SPACs, SPACs allow us to really tell the story more cohesively. So, the obvious difference is one could use pro forma earnings in communicating that story versus--an IPO is mostly backward related. So this, as a tech company, allows us to tell that story. Spring Valley, these are good guys. We actually had a lot of suitors and cut off the process relatively early because we really liked these guys.

They had had success with a similar company, Regee (SP), in the past that is now a $10 billion--or $8 billion--valuation company. And they understand our stage, they understand the long-term goals of the company, and how we’re really building a platform to have broad applicability, broad impact. And they’re company builders. So, they’re operators, they’re company builders. So, it all felt good. J.P. Morgan, the bankers involved, all really helped. Everything came together very nicely.

And now, as a public company, we could hit the markets as we use our platform for other uses. So, again, our plan is fully funded to do what we communicate in our pro forma, but there’s other applicabilities, like strawberries. We’re even going into plants for pharmaceuticals. There’s a lot of ways we could have impact. People don’t realize the applicability of plants and how it impacts our daily lives.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Chris Katje

Awesome. Yeah, lots of great background information there on the company. I definitely want to circle back to some of that later on in the questions with the addressable market size. But, one of the things that stood out for me is you’re a certified B Corporation. And talk about the public benefit, so on a mission to really help the betterment of humanity. Can you talk a little bit about that mission that you have and the company has here and what a B certification is all about?

David Rosenberg

It’s really part of our DNA. We’re very much focused on, as we build a company, what’s the impact for the environment, what’s the impact for society, what’s the impact for shareholders? Where we have strong shareholder impact, then that gives us the ability to have broader impact to scale much more impactfully. So, a B Corp is a way to communicate one’s societal and environmental impact. There’s just a handful of companies that are B Corps in the public markets. It has gotten us good attention. I think it will continue getting us good attention.

It’s not--actually, it was an afterthought at first. In 2017, when we got the B Corp, we did it. And we didn’t actually have to change anything we were doing at the company. It is just wired in our DNA. Let’s say you need a score of--I forgot the numbers--like an 80 to be a B Corp certification. Organically, we got a score of like 100, so we were already just walking the talk. But, it is a good road map to how we could be even better than we are.

And we do realize that it’s important to use our voice to communicate the societal and environmental goals that a company should have and intertwine within their business model. So, we have a mantra of, “How do we do more with less?” In agriculture, that means, “How do we grow a plant using less water, less electricity, zero pesticides--not organic pesticides--zero pesticides, herbicides, fungicides?”’

So, the human health, environmental health, are all crucial to what we do. People don’t realize the pressures of the environment that agriculture gives to the environment. The world has lost 30 percent of its farmland in the last 40 years, and 70 percent of our freshwater goes to agriculture, 70 percent of our freshwater contamination comes from agriculture. If we want to solve water, we need to solve agriculture.

You take all these macro stresses with the other stresses, like population growth, there’s a lot going on. And fortunately, there’s a technology wind, in our case enabled by LEDs, to really meet these challenges. But, to your point on B Corp, it’s a way of communicating, “We’re all in on the environment, society, as well as shareholder impact,” and it’s a way to spread that message.

Chris Katje

Awesome. So, with the B Corp, you mentioned you got some attention there. The other thing that I saw was this FoodTech 500 list. So, AeroFarms has been on that list for several years, in the top three. Can you walk us through a little bit of what this list is and why it’s important for AeroFarms to be considered one of the top companies to fit that criteria?

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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David Rosenberg

We win so many awards, I kind of lose track of them. I do know this one. We actually--in the last two years, we were ranked number one and number two. So, we’re--and that’s a stack ranking of all the FoodTech 500. I don’t know much more than that. But, what I think is appreciated is, this is a whole new industry in vertical farming. It’s going to be huge. So just, again, looking at those macro tensions, there’s something called Haitz’s law, which is analogous to Moore’s law.

Moore’s law talks about computing speed, Haitz’s law talks about the efficiency of a diode improving by 50 percent every three years, and the cost going down. So, if you think of how many LEDs are in your home now versus five years ago, that really speaks to the adoption rate of LEDs. And that’s really in my mind--I’m not from the agriculture world, I’m a kid from the Bronx--but here it really set off a light bulb, no pun intended, that as the cost structure of a diode goes down, this industry could be massive, coupled with, again, those environmental macro tensions.

And here, we’re the leader of a whole new industry that’s going to be massive. As the cost goes down, more and more plants are going to be viable and grown in this sort of area, vertical farming, whether it’s on the equator or in the North Pole. We could grow anywhere. And just, I think we got this award because of the appreciation of, we need a new paradigm of how we’re going to feed our planet.

Companies like AeroFarm are leading the way of a whole new space that’s going to be massively impactful. And, again, today it’s leafy greens. We’re growing--like we’ve grown 550 different varieties of plants. So, next it’s probably going to be berries. Our pro forma, from an investment standpoint, is all leafy greens. So, everything outside of AeroFarms’ (SP) leafy greens is just upside for our shareholders. But, there’s a lot of ways we’re going to have massive impact.

Chris Katje

Awesome. Yeah, you hit my next question which was going to be talking about starting with leafy greens. So, let’s dive into that Dream Greens brand, which you can find at major retailers. So, I’m seeing Whole Foods, ShopRite, and also Amazon. Can you talk a little bit about some of your retail partners and what that means for validation here and growing AeroFarms, going forward?

David Rosenberg

Yeah, a few points. First, we set out to have a representative set of customers that really could be copy, pasted anywhere in the country, so a mass market retailer like ShopRIte, a specialty retailer like Whole Foods, e-commerce, Fresh Direct, Amazon Fresh, and Food Service Baldor. Those are all leading names in their respective categories. And we have great sales.

So, what’s also great is--and this is my biggest surprise, by the way, is we’re winning. I used to think of it intellectually as a supply chain play. We are disintermediating the supply chain from farm to city, farm to fork. And that’s key. And leafy greens, 60 percent, 6-0, spoils once it comes off the farm. So, 100 pounds come off the farm, only 40 pounds get consumed. So, there’s tremendous waste in these supply chains.

And that’s when I say I used to think of it as a supply chain play disintermediating the supply chain. Now, we’re actually winning--and this is a surprise for me--on taste and texture. And this is the benefits of fully controlled agriculture. You think of--like we all have eaten good fruits and vegetables, bad fruits and vegetables. And you ask the farmer why, and it was too sunny, too cold, too hot, too dry. Whatever it is, it’s the environmental stresses. But here, we could understand what is great for a plant, what makes it great, and how do we deliver great every day, so the customer has great taste and texture?

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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So, we’re winning off our taste and texture. So, you’ll see, on this slide you brought, our net promoter score. That’s essentially the common metric used in CPG, consumer packaged goods, ones likely to recommend to your friend. And our net promoter score is about 50 percent better than the industry. So, people are really choosing us. Also, units per store per week are another key metric. And our units per store per week, how much product people are buying, are leading in our category.

So, people are buying us because of our text and textures. What they don’t know, or they probably know less of, is they actually should buy us for human health. So, there are all these pesticides, herbicides, fungicides. But, if you think about what that is, those are chemicals meant to kill things, whether it’s bugs or weeds, or things of that nature. And most people incorrectly assume that when they buy organic, it means pesticide-free, like 90 percent not the case. What it means is organic pesticides.

But, those are still things that aren’t necessarily made for the human digestive system. But, at AeroFarms, don’t wash. There’s no need to wash. It is clean food. There are no pesticides, herbicides, fungicides, so just eat it. And it’s much healthier. And people don’t stop and think. When it says triple washed on the package, that means what it says. It’s triple washed. Why? To get off the pesticides, herbicides, fungicides.

When you actually go and look at what that wash means, after the first wash, it will turn your stomach. It looks like milk. And that’s the chemicals that are being washed off, pesticides, herbicides, fungicides. After the second wash, it looks less milky white, after the third wash less milky white. But, according to USDA, there’s on average seven different residue pesticides on the products we’re eating.

So, here it’s a big deal having not organic but zero pesticides, herbicides, fungicides. People don’t need to wash, they just eat it. So, we’re winning for taste and texture, but we’re also adding all this other value of fresh as well as pesticide-free--as well as a B Corp really serving our people as well as our communities around us.

Chris Katje

Awesome. So, we mentioned some big retailers there. Part of the growth plan is getting into more retail locations. As a publicly traded company, there’s going to be more pressure, I think, put on you to get into more retail locations. So, what’s the strategy here to get into more retail locations, and how will that be communicated, going forward, on landing deals?

David Rosenberg

We’re very proud, we’re opening up two facilities this month, breaking ground. One is in Virginia--in Danville, Virginia. Another is in the United Arab Emirates. And that really speaks to the global breadth and impact. And just as a side note, that aligns with our value proposition. There’s not much arable land, there’s not much water in that part of the world, and we grow a plant using a lot less water and no arable land. So, on a side note, I feel like I need to explain that.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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So, plants--people think they need sun and soil. Not true. They need spectrum, and they need nutrients and micronutrients. So, we’re able to deliver with specific spectrum and nutrients. But, let me answer your question, then happy to get into that tech side. So, our customers, like I said here in New Jersey, are representative of customers anywhere in the world. So, in Danville, as it happens, our current customers could take on the capacity of about 60 percent of that next farm. But, there are obviously new and different customers there in Danville.

Our head of sales--we have a world-class leadership team. Our head of sales used to be one of the heads of sales at Earthbound Farms, and he’s responsible for building the relationships of the local retailers to take that product. Right now, the supply-demand imbalance is local food. Local food is the hottest trend in retailing. It’s not a fad, it’s a trend. And there’s not enough supply. Most of the supply comes from California and Mexico, and it’s shipped in. So, it’s very hard for obviously those farmers to compete locally because they’re dealing with their local farmland. So, we’re filling that gap.

And then additionally, we’re able to add value in terms of these tastes, these textures. We sell at the same price as the field farmer in the category of organics. So, for people that buy our product, it’s $3.99 for a clam shell, so they buy the clam shell. That’s the same as other products. So, we’re sort of competing on taste and texture.

We’re not asking for people--for behavioral change because it’s the same price. And our customers are asking--our problem is we don’t have enough supply--so now they’re asking us for more supply. We’re building that capacity right now. The next one’s in Danville, and we have a pipeline as part of this investment. We have a pipeline of 16 projects, and we’re going to keep rolling them out.

Mitch Hoch

All right. I’m going to go ahead and jump in here. Now, one of the things that I wanted to focus on, and you’ve already been talking a lot about it, David, is the technology behind this kind of platform here. And one of the things that I could focus on--and I’ll go to three different areas. First things first is the aeroponic technology and how the plant’s roots are able to receive optimal nutrition versus being in the ground. Can you explain to me a little about that, David?

David Rosenberg

Yeah, happy to, Mitch. So, the name AeroFarms comes from aeroponics. So, roots want oxygen, leaves want carbon dioxide. So, people might have heard of hydroponics. Hydroponics, the roots sit in water, and then one has to oxygenate the water. We get extremely healthy oxygenation through misting nutrition to the root structure, and I mentioned earlier no soil. So, the growth media, which is the replacement of soil, if you will, in the facility you just showed is actually a cloth growth media that, by the way, is reusable and sometimes made out of recycled materials, recycled plastic bottles.

And that, again, speaks to the environmental piece. But, that’s just actually--well, that was the cornerstone of our innovation. That’s just a small piece today. And to show you the complexity, just of nutrient delivery and growth media, we’ve probably used 100 different ways of delivering nutrients to the root structure and probably 80 different methods of growth media. And depending on what’s called the root physiology, there’s different matches that are appropriate.

So, for example, we have a different system for berries, a different system for tomatoes, for other crops that are in our pipeline to commercialize. But right now in leafy greens, it’s aeroponics. We see about a four-day benefit using aeroponics and hydroponics. And just to quantify that further, when I started, we were growing a plant in 20 days. So, we put a plant in one of those towers, 20 days later we take it out. Today, that’s 14 days. Just in the last year, we went from 16 days to 14 days.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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That means we went from about 23 crop turns a year to 26 crop turns a year. That means per capital expense, we have more output, more revenue, better IRRs. So, there’s tremendous innovation here. And that’s just--like for your audience and our farmers, like a funny way of thinking about it is, like think of a child that’s eating differently, exercising differently, sleeping differently, one healthy habits, another child unhealthy habits. One child is going to be bigger and stronger than the other child. Part of it is genetics, but part of it is the environmental stresses.

So, we are excellent--I would argue the best in the world--at understanding the environmental stresses and how to deliver those environmental stresses. And there are huge opportunities. So, when I say we went from 16 days to 14 days in the same towers, it’s just knowing what to give the plant when and how. So, as an example, to build further on it, a plant doesn’t need sun, it needs spectrum.

But, furthermore, it needs certain spectrum at certain intensities, certain frequencies at different maturities of a plant. Just like you would give--you’d feed a baby something different than you’d feed an adult versus maybe an elderly person, in the same way, plants have different maturities. We joke around, we’re the plant whisperers. We really--I would argue we understand plant biology at unprecedented levels.

And I would further argue that the world is relatively ignorant on what makes a plant grow, and we are at the cornerstone of unlocking this mystery of plant biology. And it’s not surprising, if you think of it intuitively, about scientific experimentation and the process of experimentation. My last company was a nanotech company. One needs to isolate a variable, test an assumption, and keep going from there. That’s almost impossible to do in the field or in a greenhouse because there are too many uncontrolled variables, like the sun, the weather, temperature. You can’t control that to have a scientific experiment.

But here, we could isolate and say, “All right, let’s try a slightly different spectrum.” So, here you’ll see in that image a little bit of blues, a little bit of reds. Most of that optimizes photosynthesis. Spectrum that doesn’t optimize photosynthesis or is too much, we strip away. So we like look at the chlorophyll level and understand how to optimize, that both decreases our energy footprint--also helps with what’s called attenuation of the diode.

There’s so much innovation of what you see right here all over the place. You had another slide you showed 282 invention disclosures. Since we’ve been talking with the public markets in the last month, that’s gone up to like 291 invention disclosures. We are an IP machine. So, in an industry that’s going to be massive, how are we sticking flags in, thinking defensively and offensively? By the way, monetizing that IP, it’s not in our pro forma. That, too, is also upside for us.

Our luminaire--we develop our own luminaire. We have a high-end, a low-end luminaire. There are thousands of sensors here. We have a whole system of digitization, our MES, our SCADA system, our PLCs. That’s basically the controls, so how at a touch of a keystroke, we could control the environmental stresses. We’re as much a data science company as anything else because we owe it to ourselves to understand what the plant wants and how to deliver it.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Mitch Hoch

Yeah, David. One of the things that I’d stress is that a lot of people think that the sun is perfect in growing these plants, but, really, LED can definitely step in there. And, like you mentioned, add a little blue, a little purple. The mix of the spectrum is what really gets a little bit even more perfect than even our sun above us, right, David?

David Rosenberg

Yeah, my co-founder wrote a white paper on why the sun is not free. And if you think of--like the term the greenhouse effect, referring to global warming, how did it get its name? It’s because greenhouses get really warm. And just so you could visualize that, let’s say in our understanding, a plant wants 70 degree temperature, plus or minus 2 degrees. And if like a greenhouse gets to be 100 degrees, then like a large part of the year, they’re not really getting what they want. So here, again, at a touch of a keystroke, we could deliver the environmental stresses that that plant wants to be at its best. And that’s what we’re striving for.

On the spectrum side, what’s pretty cool is you could actually change nutrient density. So, you think of like your mom saying, “Hey, you look pale. Go stand out in the sun, get some Vitamin D.” In the same way, we could give bursts of spectrum to influence the nutrient density. We give a burst of, for example, UVB. The plant gets stressed, and all of a sudden it creates high antioxidants. And then--so people--a customer, they like getting, “Hey, let’s get fortified Vitamin D or antioxidants,” things of that nature. That’s part of our future.

Mitch Hoch

Yeah. I would jump into hear the precision control. And one of the things that I notice about plants, a lot of times when grown indoors, is how we can add, let’s say, carbon dioxide and control those levels to try to help the plant out. Can you explain a little bit more about that, David?

David Rosenberg

Yeah. I mean, plants are carbon-based, so there’s an element of like carbon sequestration here. We do add supplemental CO2 to the plants. And that’s another way of like, “How do we get a plant to grow better, grow faster, and what does is want to essentially breathe or absorb?” And that’s like one of the many tools in our tool chest. And back to the comment of the world, like you can’t make those adjustments in the field. It’s very hard in the greenhouse. There’s a lot of ventilation that works here. Working three dimensionally, when we put CO2 in, it really--like those levels, there are 12 to 14 levels of growing where we could really optimize that.

We have--in the fully controlled environment, we have 26 harvests a year. Like I said, in the field, that’s about three. So, it’s night and day. We actually call those 26 learnings, 26 learnings, not just growth cycles, because every time we grow, we learn. And then there’s a neural network effect, where what we learn, we become better farmers, better IRRs, build another farm that gets us more data. So, how do we all attach these farms to our neural network? That’s why we put a lot of money and resources into the digitization, both to digitally control a farm and to take information from a farm, separate it into its various use cases.

And just here, it’s helpful to go into some of the partnerships, so partnering with Dell Technologies in creating our infrastructure. So, we partner with a lot of people--big companies, small companies. I’ll share--we partner with like Bell Labs on our machine learning and machine imaging system. So, we had a problem of, “How do we image every plant, every day?” And it was really a problem that was harder--beyond the capabilities of our company to elegantly solve--so partnering with Bell Labs and bringing that to fruition, helping us create a system where 18 engineers worked with us to create a system where we could image every plant every day, rolling this into our next farm.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Chris Katje

Awesome. I want to jump into the total addressable market before we get into some financial projections. So, I’m seeing a $1.9 trillion figure. We’ve got a couple slides here, too, talking about new product categories and those partnerships that you just mentioned. Can you just talk a little bit about that large market opportunity that a company like AeroFarms has here?

David Rosenberg

Yeah. There are two parts here. So, I’ll talk to this slide. But just quickly, there’s the produce market, which is over $1 trillion market. We’re focused on leafy greens, which is, I think, a $78 billion market. And that’s our beachhead, if you will. But, when we talk about AeroFarms, it’s really--we’re building a platform. So, a platform--to us, it’s the mechanical side, frames, pumps, lights, fans, all that.

And then, it’s coupled with the biological side, so understanding biology, how to deliver what a plant wants. And then, it’s the environmental side, it’s the operational side. We have lean manufacturing, total process improvement embedded in what we do. And it’s the digitization as well, as well as the genetics, like that’s nature versus nurture. The nature is half of it. How do we get the best genetics for our system?

So, all of that’s a platform. And building that, it’s not just about leafy greens. So, that’s our beachhead, but we have much broader applicability. So, here this is the $78 billion leafy green slide. And, by the way, leafy greens is growing at 7 percent a year, and local is also growing. Fifty-eight percent of shoppers prefer local. Ninety-three percent of shoppers said if they had local available, they’d buy it.

But back to the other slide you were on, the broad applicability, so we’re getting into berries. And we’ve grown like the best-tasting berries you’ve probably ever had. And if you’re local, we welcome you to come visit us in Newark at our headquarters. We have four buildings in Newark, a prototyping facility, an R&D facility, our headquarters, and also a commercial facility. We actually just built a fifth building.

But, there’s a tremendous amount of innovation. Here, the next column is the pharmaceutical side. So, people don’t realize pharmaceuticals, nutraceuticals, cosmeceuticals, a lot of what we interact with every day, are plant-based here. As an example, we’re growing a plant that produces a protein. That protein is used as a therapeutic in clinical trials with the NIH for Covid to treat highly symptomatic people with COVID-19, and additionally using plants for new genetics.

So, you’ve heard of CRISPR/Cas9. It’s--the Nobel prize in science for 2020 was CRISPR/Cas9. It’s a genetic editing tool. We co-developed the first-in-the-world CRISPR/Cas9 product. It’s a plant. And we are doing things like we’re leading consortiums for other genetics players. We’re not a genetics company. We have geneticists on our team. But, other genetics companies, they work on our platform to create innovation in optimizing new seeds.

And there’s the opportunity of like we’re creating all this technology. Possibly it has applicability in the industry--in the ag industry. And we might sell some or license some of it off. But all of that, by the way, is not in our pro forma. Our pro forma is leafy greens. We’re focused on building leafy green farms, selling leafy greens. This is all upside for shareholders.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Chris Katje

That leads us into some of these financial projections. So, I’ve heard you now say both the IP and then also some of these other areas not being in the pro forma. So, I was going to ask, how you get some of these revenue projections and make sure you hit them, but I’m inclined to say that maybe we’re erring on the side of caution with some of these estimates. Can you just walk us through a target of $1 billion in revenue by 2025 and profitability in 2023? What are the key points to get to those key figures there?

David Rosenberg

So, that’s all building leafy green farms. So, here the guidance was--that we’ve got from our bankers, like J.P. Morgan, Cowen, Wells--was, “Show what you could hit.” And, furthermore, we understand like some of the criticism of SPACs where people get overly aggressive in their pro forma.

So, the other items I mentioned, they’re more episodic. It’s hard to predict when they’re going to hit. And, I mean, even though those are activities going now that will bring in revenue but--that do or will bring in revenue--but it’s too unpredictable. So, with the public markets, we want to be predictable. What we’re showing is what we have high confidence in and is predictable and what we control.

So, leafy greens, we know the unit economics of leafy greens, we know the customer base, we know our product sells, all these things, so we’re just showing leafy greens. We’re telling the markets, “We’re doing all these other things, but we’re not going to put it on our pro forma. When it happens, it happens, but we’re not going to make any promises there.” We’re making promises on leafy greens and how we’re going to hit leafy greens.

And here we’re building 16 farms. We have a fully funded plan, we’re bringing in debt in 2023, but people are getting our enterprise value of $800 million. People are getting our last raise. The company has raised about $200 million to date. We have close to $80 million on our balance sheet and in cash heading into this transaction, so the company is well-funded. And here, like our last valuation a couple years ago was $500 million, so we believe it’s a modest step up from where--like really it’s a private company valuation as a public company.

And right now, we have the resources to go and execute on leafy greens. So, most of the company is focused on leafy greens. I’m going to be with the Governor of Virginia in a couple weeks on the groundbreaking of this new facility and keep going from there building the pipeline of other leafy green farms.

Chris Katje

Awesome. So, in that original SPAC deal announcement, it looked like second quarter to close this deal. I know you can’t go into specifics. But, are we still on track for this deal to be closed in the second quarter?

David Rosenberg

It’s probably going to be--I understand like mid-July, so just after.

Chris Katje

Perfect. And then, if you don’t mind, David, we do have some questions from our Chat today we want to get to, so one here from Siggy is talking. What other companies are in vertical farming as far as competition goes?

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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David Rosenberg

Yeah. So, there’s a bunch. People read about AeroFarms, they get inspired. I think they think, “Hey, I could grow a potted plant, I could be a vertical farmer.” I think it’s not necessarily an industry where there’s a networking effect, where there’s one winner, and everyone else is a loser. I think we could have several winners. I do think there are going to be a lot of losers. The devil is in the details at the end of the day.

We need to be competitive with the field farmers, with greenhouse farmers. And it takes a lot of things to get a plant growing well at excellent yields and excellent quality and also all the other ancillary things that need to happen to not just be a grower but be a farmer, have a business. And I think a lot of people don’t appreciate that and don’t appreciate scale. So, for example, we’ve been growing berries.

We had a public announcement with a partnership with Hortifrut, which is the 800-pound gorilla in blueberries, but we’ve also been growing strawberries for a number of years. And here we’re not ready for commercialization on paper and in small farms the size of like--we have several chambers growing strawberries 20 x 20 x 20. But scaling it up, there are often unintuitive problems to scale that I think people that just haven’t built to scale don’t realize.

So, we actually--the farm that was shown before, that’s the largest vertical farm in the world, as far as we’re aware. And we use it as much as a pilot facility as well as a commercial facility. So, when we test something out, we’re able to bring that innovation at pilot scale--I mean, I’m sorry, at commercial scale--and see how it scales because, again, the scaling issues are unintuitive.

And I see competitors thinking, “Oh, I have a small farm, therefore I could build a big farm.” I think a lot of people are going to be building big unsuccessful farms in different places and have the pain (SP). That’s where my comment is. I think there’s going to be a lot of losers, but there are ultimately going to be a bunch of winners. This industry is going to be too huge. The macro tensions are too big, the technology advancements are too strong, led by lights, but other ways, digitization. And it’s going to be a huge industry.

Mitch Hoch

All right, guys, I’m going to jump right back in here, and then we’ll go for one more from the Chat. But, what I want to ask about is, of course, future revenue. And one of the things that we’ve been really kind of focusing more on SPACs is the revenues and how it kind of--we’re looking at this change in the stock market more into value. And so, that’s why I’m going to bring up these numbers here.

As you see, comparing to AppHarvest, 4.6, compared to 2025 of 2.6, and even lower in 2026, a 1.5, so definitely evaluation-wise, why do you guys compare to your--or are looking better than your competitors here? What would you say about that, David?

David Rosenberg

Yeah. And plus I’d say like, I mean, we’re a technology company. Other players like AppHarvest, which we’re often compared to, they’re an integrator. They’re a greenhouse grower, we’re a vertical farmer, so it’s different. The macro issues of how do we produce food more locally--and they’re focused on Kentucky, but more locally than--versus Mexico or California--are relevant for both of us. And the stresses on the environment are relevant for both of us. We’re both B corps, and we both have strong positions for the environment as well as for society.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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We’re very much creating IP, I guess--now, it’s like 290-some odd invention disclosures. And beyond just executing, we’re also a technology company. Here it’s--I’m obviously biased, but I think there’s a good deal for the shareholders, and this is where our bankers were suggesting that we come out at to make it attractive for investors. So, I think it’s a good deal.

Again, I’m obviously biased, but I think people are not only getting the execution side, they’re getting an established player that already has great relations with the customer, already great sales, like I said, a leading net promoter score, leading units per store per week, but also a lot of technology and broad applicability of that technology.

Chris Katje

Awesome. And then, one more from the Chat here--have to ask. We have a question from Logan here. Do they plan on getting into the cannabis industry? I’m not sure, David, if you can go into specifics, but thoughts on cannabis, or is that a wait-and-see or a definite no here?

David Rosenberg

What I could say is philosophically I’m for legalization. Unless something hurts someone like constitutionally, I think people should have freedoms and rights to do things. So, I am--I think it should be legal. I was a co-chair of Governor Murphy’s ag committee when he came into the office. That’s the New Jersey governor. And this was one of his most important priorities, and now it’s legal in New Jersey. So, I’m for that. AeroFarms certainly will not be a dispensary.

But our technology--a lot of what’s in the cannabis industry, in my opinion, it’s really scaled up mom-and-pop technology, and there’s a lot of sophistication that could go a long way. And I think our systems--we have--on the engineering side, we have mechanical, structural, lighting, electrical, PLC, process, industrial, design. On the plant side, we have plant biologists, physiologists, pathologists, molecular biologists, microbiologists, like we have like a ton of brilliant people at the company working to solve really important problems.

And those problems are relevant in cannabis, like they are in kale or arugula or watercress. So, I think there’s a big value we could add to this industry. No comments now of where we’re going to play or if we’re going to play. But, it’s not a philosophical issue, it’s more of a focus, and when is the right time for us and where we should add value.

Mitch Hoch

Yeah, it’s going to be something that I’ll definitely focus on. Just, one of the things like you mentioned plenty of times, no pesticides. In that industry, that could really take off, just even that in itself, so definitely appreciate you bringing that up, David. And I also appreciate you at least giving us a little bit about your opinion, because at the end of the day, we want to know a little bit more about you, David, and I really appreciate how you took today’s interview, going into a lot of the technology side, giving your view. It’s a lot of information, so I appreciate that. Guys, hit the thumbs up.

David Rosenberg

Thank you.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Chris Katje

Yeah. I got to shout out. We even have a comment here from Webcoin talking about, maybe AeroFarms can grow on Mars and in space some day, so exciting times for vertical farming. We want to thank you, David, for coming on the show. So, again, guys, David Rosenberg, the co-founder and CEO of AeroFarms. The company is going public with Spring Valley Acquisition. That’s ticker SV. Thank you, David, so much for your time today.

David Rosenberg

Yeah, a pleasure, guys. Be well. Thank you.

Chris Katje

Thank you.

Mitch Hoch

Thank you. As you guys heard it there, guys, David coming through. I honestly was really impressed by the way that he approached his answers. One of the things that I always like to know is, does my CEO know the product, know what’s underneath him, know the technology, know how much his engineers are working on the technology? And, as you guys can see from his answers, those were not just yes and noes, very detailed, so I appreciated that.

What do you think, Chris?

Chris Katje

Yeah, Mitch, I actually wrote down some notes here. And what stuck out to me, right--we keep talking about revenue, SPACs, forward-looking financial projections. And it’s been heavily criticized, right, these companies projecting all the way out to 2025, or some companies 2030. You heard David say it, though, right? Those pro forma estimates don’t include several things. So, to me, they guided conservatively, whereas some of these other SPACs may have guided with their top numbers they could possibly hit.

And those are the ones that have gotten hit, right, because they have to guide lower later on. So, to me, I wrote down the intellectual property. So, you asked him about patents and the IP, Mitch. And he said that’s not in their revenue projections, right? They could license that out later down the road. And then also, those other areas, so like pharmaceutical is not in their projections. You heard him even talk about helping with COVID-19 and then that CRISPR technology, right?

We saw some of these cannabis companies that started getting into pharmaceutical. It changed their valuations tremendously, right, because it was a whole other area of revenue. AeroFarms doesn’t have that in their projections, like this is super conservative to me, then. And then, Mitch, the other thing I wrote down at the very top of the show. He said they had multiple suitors. They ended the SPAC process early.

But yet, we still get that $800 million valuation. This is a company that could have been greedy, probably, and could have gotten a huge valuation, but they didn’t, right? This is the type of company I want to get in because I think the valuation here is fair, and I think the guidance is conservative. I mean, what do you think, Mitch? You heard it straight from David’s mouth.

Mitch Hoch

Hey, I was paying attention. One of the things is, as you guys hit me up in the Chat, and light spectrum, guys. You guys heard him talking about--I’m telling you, there’s one thing that I’ve noticed is that where we’re going, if we’re really moving into, let’s say, global warming, and we have to worry about kind of changes in climate, changes in environment, growth is going to be very important in how we continue to sustain our lives that we do on an everyday basis, right?

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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And so, that’s one thing that I’m definitely going to be watching is, how can we keep this going and not worry about, like you mentioned, pesticides? So many cancers that come from these. I definitely don’t want my foods with pesticides, even if they’re washed or not, so I’m definitely going to be looking out for these in my neighborhood supermarket. So, I don’t know if you’ve seen these before, Chris, but definitely it’s something to think about because, like you mentioned, just because something is washed doesn’t mean that there’s no pesticides on there, so---.

Chris Katje

--Yeah, and I liked that whole conversations about, right, what does organic mean, right? Like I don’t know, I guess I wasn’t as aware either, and the fact that there’s organic pesticides, and you have a company like AeroFarms here, zero pesticides. I think that’s an area we’re moving in, right, and they’re already in Whole Foods, on Amazon, and then some of these other stores, and they’re building more farms. They’re going to be able to keep expanding. So, this is a company--I think you’re going to see their products in lots of stores. And, again, I love the conversation on being conservative here because that’s a big plus for me.

Mitch Hoch

All right, guys. I’m going to pull up the chart here. This is SV here, guys. So, just want to show you guys, this is down underneath $10. One thing I’d definitely point out, guys, is this volume bar that came off the 980s. Somebody, somebody, I don’t know who it is, but somebody got a pretty good share size there, so I’m not sure what happened exactly at that moment. I’d love to take a look maybe at a 15 minute, see what we saw on the chart, see where the spike comes from.

But definitely, it’s going to be something to keep an eye out for, lots of volume that came in there. So, I’m not sure who loaded up the boat there, but definitely it’s looking like somebody jumped in there big. I’m going to keep an eye on this one. If it gets through that $10 level, and then we get back through that wick (SP)--that wick was up there as a 1025, so pay attention to that 1025 level, guys. When we get through that 1025 level, if we could see millions of shares traded again--because this stock averagely trades around, let’s say, 200,000 to about 500,000 shares.

So, when you see that over that million mark, that’s what I need to see to see a continuation, to see if maybe this was just a big buyer that stepped in there on March 26 and gets this stock moving. But definitely, like we’ve been mentioning, and I’ve been focusing on, it’s the recuring revenues, where the revenue is coming from, evaluations comparing. So, that’s why I went into the benchmarking.

A lot of people are getting to this point where in SPACs, what you need to be looking at is the revenues and how the value matches up to other companies. To me, as you guys can see from the multiples, the valuation is definitely there. And at this price, I like it, I like it. You’re going off these supports back in December, and now, as long as it can kind of hold this 980 on the downside, hopefully this was a big buyer stepping up there on the 26th of March. And now, if we can get back above 1020s, this chart would definitely be looking good.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Chris Katje

Yeah, and, Mitch, pull up APPH, right, so AppHarvest. That one traded around in the 20s, I think, when the deal went through. And then, we saw shares go up in the 40s, and now we’re around 16, right? So, it had some movement post-deal. And, to me, the question with SV is, will we see a similar move? Is this one going to run up into that (INAUDIBLE), and then will it get some momentum coming out?

I did see AppHarvest had a couple interviews, right? They were on obviously our show, but before that, they were on CNBC the day, I think, that that went public. They also got a mention on one of the morning shows, showing off the technology. So, if a company like AeroFarms can get out there and get some of these videos with their technology really out, so people can see it, I think the competitor here--I think they beat them on several fronts. And I think maybe investors who liked the story of APPH may want to take a look at SV here at these levels. So, that’s what I would say there on AeroFarms.

Mitch Hoch

Agreed, agreed, I definitely. I had this on mute here playing there, guys. But, their technology definitely seems advanced. I think one of the things that I would love to see from this company, and I’ll put the right ticker up here. But, I would love to see some more kind of videos coming out, some more social, getting it out there, getting the word out there exactly what their technology holds because I did some research, and I found it. But, I had to do a little bit more of a deep dive, and I think that’s definitely one thing I’ll definitely give some feedback to David.

I would love to see more of their technology out there, a really great YouTube channel, because at the end of the day, there’s a lot of things that I think I could see in here, how it can change, let’s say, even farmers’ lives, because this is definitely going to change their lives going into a new industry here. So, I would love to see some more of these videos because I learned a lot, even just from this video that I found on YouTube. I found it through their website. Guys, if you guys want, in the description below, you guys will find that website, where you guys can learn a lot more of their technology and check out their investor presentation.

Chris Katje

Mitch, you want to pull up CLOV just real quick. Let’s take a look at that. And the thing I’ll say, guys, is, yeah, this is a short squeeze. Be careful, right? Nothing has changed. There’s no news out. And when this company had a short report out about them, it took them over a day to respond. And Clover Health--I don’t know where you are--but we tried to get you to come on the show, we got turned out. We’ve had lots of CEOs on here. We’d love to have you on. We’d love to hear more about the story.

But, to me, some of the same people talking about the short squeeze and mentioning CLOV today on Twitter are the same people that told everyone to buy this in the $14, the $15 range, so be careful. There are still bag holders out there. Don’t get caught. I don’t know if this one sees 10 today. If it does, the big move is going to be today, maybe tomorrow. But, I think this story dies down. And this is one, again, that’s traded all the way down into the 7’s. Don’t get caught chasing this, just on a short squeeze today.

Mitch Hoch

All right, all right, guys, looking like we’ll have the Power Hour coming on next, guys, so definitely stick around for the Power Hour. But like Chris mentioned here, this one really ripped (SP). The biggest thing, though, that Chris--I think this has nothing to do with the company itself, like being (SP) mentioned. It’s probably a short squeeze here, something that you can follow on. That’s what I’m going to be looking at, to see how much of a volume we could pile in because look at the volume and look how it’s matching, 76 million on that pop on the 8th.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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And now, look, 46 million. That’s what you want to see. You want to see above that 28 million. That’s what I talked about last time when we pulled back right here. And so I said, can we get some share volume higher than that 28 million shares traded on the 9th and get into, let’s say, 40, half of this bar? This was 76 million, now we’re trading about 47 million. So, definitely, definitely, the volume is continuing, and the biggest price point to me now is going to be $9 because it gets through a big resistance there.

Next stop is $10. At that $10 level, you might run into overhead supply from people selling on this breakdown of the move through $10. So just be careful because I think you will run into some resistance near that $10. If you’re making some good profits, a lot of times I say, determine what your reward target really is. And that’s so important when you’re trading, guys--is know your reward, know your out, and have a complete trading plan for every trade.

All right, guys. That’s going to do it for us, guys. I hope you guys enjoyed that interview that we just did, guys. So, if you guys can do me a favor, hit the Like button. Over my shoulder, you guys see the video playing. We’re trying to bring some new things. So, if you guys can do us a favor, definitely hit that Share button, and let us know how we’ve been doing lately in the comments below.

One thing I want to do before we get on out of here, I want to play a new video that we got. Guys, if you haven’t heard, we got a Clips channel, so definitely check that out. That Clips channel will get you our SPACs Attack list. Our SPACs Attack list will actually be just us, like you’ll have a playlist just for us, our Clips. Get it nice and quick. And one of the things that Chris and I have been doing is definitely getting that information to you in a faster way. So, check out those clips.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Benzinga Interview with AeroFarms

Friday, April 16, 2021, 1:00 PM Eastern